SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Pharmacyclics, Inc.
(Name of Subject Company)

Pharmacyclics, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
716933106
(CUSIP Number of Class of Securities)

Richard A. Miller
President and Chief Executive Officer
995 East Arques Avenue
Sunnyvale, California 94085-4521
(408) 774-0330
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Alan C. Mendelson, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.
(a) Name and Address
     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Pharmacyclics, Inc., a Delaware corporation. Unless otherwise specified or indicated by context, the “Company,” “Pharmacyclics,” “we,” “our,” “us” and similar references refer to Pharmacyclics, Inc. and its subsidiaries. The address of the Company’s principal executive office is 995 East Arques Avenue, Sunnyvale, California 94085-4521 and the telephone number is (408) 774-0330.
(b) Securities
     This Statement relates to the Company’s common stock, par value $0.0001 per share (the “Shares”). As of May 9, 2008, there were 26,015,389 Shares issued and outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address
     The Company is filing this Statement. The information about the Company’s address and telephone number above under Item 1 is incorporated herein by reference. The Company’s website address is www.pharmacyclics.com. The information on the Company’s website is not a part of this Statement.
(b) Offer
     This Statement relates to the tender offer by RWD Acquisition I LLC., a Delaware limited liability company whose sole member is Robert W. Duggan (the “Purchaser”), disclosed in a tender offer statement on Schedule TO, dated May 1, 2008 (as amended or supplemented from time to time, the “Schedule TO”) to purchase up to 4,000,000 of the outstanding Shares at a price of $1.05 per Share, net to the seller in cash (subject to any applicable withholding of taxes), without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase, dated May 1, 2008 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”). The Offer to Purchase, the Letter of Transmittal and any amendments and supplements thereto collectively constitute the “Offer.” The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2008. According to the Offer to Purchase, the Offer will expire at 12:00 Midnight (New York city time) on May 30, 2008, unless the Offer is extended.
     As set forth in the Schedule TO, the address of the principal executive offices of the Purchaser is 1933 Cliff Drive, Suite 30, Santa Barbara, California 93107 and its telephone number is (805) 962-3755.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     Except as described herein or incorporated by reference below, to the Company’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (1) its executive officers, directors or affiliates; or (2) Purchaser or its executive officers, directors or affiliates.
     Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest is included in the following sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on October 24, 2007 (the “2007 Proxy Statement”), which sections are attached hereto as Annex A and are incorporated herein by reference: “Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” “Director Compensation,” “Certain Relationships and Related Transactions” and the following section of the Offer to Purchase, which sections are attached hereto as Annex B and incorporated herein by this reference: Section 10: “Past Contacts with Pharmacyclics,” Section 11 “Purpose of the Offer” and Section 13 “Interest in Securities of Pharmacyclics.”
     Mr. Duggan is a stockholder of the Company, a member of the Company’s Board of Directors and the sole member of Purchaser. As such, Mr. Duggan has a conflict of interest with respect to the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.
(a) Solicitation Recommendation—No Opinion/Remaining Neutral Toward the Offer.
     The Company’s Board of Directors (the “Board”) is expressing no opinion to the Company’s stockholders and is remaining neutral with respect to the Offer. The Company’s Board has not made a determination whether the Offer is fair to or in the best interests of the Company’s stockholders and is not making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares, and if so how many shares to tender, or reject the Offer and not tender their Shares.
     The Company’s Board has determined that a stockholder’s decision on whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Company’s Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to prospects and outlook, the factors considered by the Company’s Board as described below and any other factors that the stockholder deems relevant to its investment decision. The Company’s Board also urges each stockholder to consult with its financial and tax advisors regarding the Offer.
(b) Background and Reasons for the Recommendation.
Background
     Robert W. Duggan, the sole member of Purchaser, has been a member of the Company’s Board of Directors since September 2007. On April 30, 2008, Mr. Duggan contacted the Company to request that the Company make available certain records for the purpose of enabling Mr. Duggan or his affiliates to conduct a tender offer to purchase a portion of the outstanding Shares.
Reasons for the Board’s Position
     In evaluating the Offer and determining to express no opinion to the Company’s stockholders and to remain neutral with respect to the Offer, the Board, excluding Mr. Duggan, met informally on April 30, 2008 and at a duly noticed meeting of the Board on May 5, 2008, at which tender offer was discussed, consulted with the Company’s senior management and legal counsel and considered a number of factors. The factors that the Board believed were in favor of expressing no opinion to the Company’s stockholders and remaining neutral with respect to the Offer included the following:
     Offer Price Compared to Market Price. Since May 1, 2008, the day on which the Purchaser announced its intention to commence the Offer, the trading price of the Common Stock on the Nasdaq Global Market has generally traded slightly below the Offer Price. For example, on May 5, 2008, the Common Stock closed at a price of $0.98 per share. The Board determined that it cannot predict the price at which the Common Stock will trade on the Nasdaq Global Market in the future, including as compared to the Offer Price. Stockholders should get current market stock price information on the Common Stock, as well as information on comparative broker’s commissions, before tendering any Shares in the Offer, as a stockholder who wants to tender some or all of its Shares in the Offer may be able to obtain a higher price for such Shares (net of broker’s commissions) by selling such Shares on the open market.
     Possible Changes in Market Price of Common Stock. The Board considered the possibility of a decline in the market price of the Shares or the stock market in general and that the price that might be received by the holders of Shares through sales in the open market or in a future transaction might be less than the Offer Price. The Board also considered the possibility of an increase in the market price of the Shares or the stock market in general and that the price that might be received by the holders of Shares through sales in the open market or in a future transaction might be more than the Offer Price.

     Liquidity of Shares. The Board considered the trading volume and liquidity of the Shares giving effect to Purchaser’s acquisition of 4 million Shares in the Offer. The Board noted that following a fully subscribed Offer, the public float of the Shares (excluding Shares held by the Purchaser, the Company’s management and other Company insiders) would decrease from approximately 73% to approximately 57% of the outstanding Shares. The Board also observed that such a decrease in the public float of the Shares would further limit the trading liquidity of the Shares and could increase the volatility of Share prices in the trading market.
     Investment Intent of Purchasers. The Board considered that Purchaser, to the knowledge of the Company, has no current intention of taking the Company private or pursuing a change in control transaction. The Board considered, however, that nothing would prevent Purchaser from attempting to acquire Shares at prices higher or lower than the Offer Price, selling its Shares, causing the Company to be sold or taking other courses of action that may be more or less desirable to the holders of Shares than accepting the Offer Price. The Board also considered that the Purchaser’s stated purpose for making the tender offer was to use all available means to encourage and to urge the Company to pursue another trial to achieve approval of the drug MGD (f/k/a Xcytrin) and to evaluate the Company’s assets and future prospects.
     Purchaser’s Control of the Company. The Board considered the significant potential control that the Purchaser may exercise over the business and affairs of the Company, its substantial equity holdings, and conflicts of interest between the Purchaser and other stockholders of the Company that could result from this control.
     Company Operating and Financial Condition. The Board took into account the current, recent and historical financial condition and results of operation of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current, recent and expected conditions in the pharmaceutical industry. The Board also considered the business risks of companies engaged in the pharmaceutical industry generally and other risks as described in the Company’s SEC filings.
     Pro Ration. The Board also considered that if the Offer is oversubscribed, the Purchaser may not accept for purchase all of the Shares tendered in accordance with the pro ration mechanism set forth in the Offer to Purchase, and as a result a stockholder may not be able to dispose of all of its Shares in the Offer even if it wishes to do so.
     Ability to Change Recommendation. The Board considered the fact that the Board can change its position and make a recommendation to the Company’s stockholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the Board. The Board considered that the Company’s stockholders who tender their Shares in the Offer would have withdrawal rights as provided in the Offer to Purchase and could withdraw Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the Board’s position with respect to the Offer or otherwise.
     In addition to the factors described above, the Board believes that each stockholder should make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all of the available information. Personal considerations that the Board believed may be relevant to this decision include:
•	the stockholder’s determination of the adequacy of the Offer Price in light of the stockholder’s own investment objectives;

•	the stockholder’s views as to the Company’s prospects and outlook or the likelihood that the Company will enter into a strategic transaction that will include a change of control premium to be paid to the Company’s stockholders that is larger than any premium paid in the Offer;

•	the stockholder’s need for liquidity or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments, available to the stockholder;

•	whether the stockholder requires current income on its investment in the Company;

•	the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may wish to consult with competent investment professionals;

•	the stockholder’s assessment of the prospects of biotechnology and/or pharmaceutical companies engaged in developing products to treat cancer and other diseases and of reporting companies such as the Company, with respect to which the stockholder may wish to consult with competent investment professionals;

•	the tax and accounting consequences to the stockholder of participating in the Offer, for which the stockholder may wish to consult with competent tax and accounting advisors; and

•	the factors considered by the Board as described herein and any other factors that the stockholder deems relevant to its investment decision.
     The Board determined that, in light of these factors, it should express no opinion to the Company’s stockholders and should remain neutral with respect to the Offer. The Board has determined that a stockholder’s decision on whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the factors considered by the Board as described above and any other factors that the stockholder deems relevant to its investment decision. The Board also urges each stockholder to consult with its financial and tax advisors regarding the Offer.
     The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective positions, the members of the Board were aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.
(c) Intent to Tender.
     To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender Shares held of record or beneficially by them in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     Neither the Company, nor any person acting on its behalf, has directly or, to its knowledge, indirectly, employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.
ITEM 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.
     Other than as set forth below, to the Company’s knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.
     On March 18, 2008, Leiv Lea received an option to purchase up to 150,000 Shares at an exercise price of $0.86 per Share.

     On March 18, 2008, Richard A. Miller, M.D. received an option to purchase up to 275,000 Shares at an exercise price of $0.86 per Share.
     On March 18, 2008, David J. Loury received an option to purchase up to 125,000 Shares at an exercise price of $0.86 per Share.
     On March 18, 2008, Joseph J. Buggy received an option to purchase up to 125,000 Shares at an exercise price of $0.86 per Share.
     On April 1, 2008, Robert W. Duggan received an option to purchase up to 18,269 Shares at an exercise price of $0.78 per Share.
     On April 1, 2008, Miles R. Gilburne received an option to purchase up to 22,115 Shares at an exercise price of $0.78 per Share.
     On April 1, 2008, James L. Knighton received an option to purchase up to 25,961 Shares at an exercise price of $0.78 per Share.
     On April 1, 2008, Richard M. Levy received an option to purchase up to 14,423 Shares at an exercise price of $0.78 per Share.
     On April 1, 2008, Christine Anna White received an option to purchase up to 11,058 Shares at an exercise price of $0.78 per Share.
     On April 30, 2008, Leiv Lea acquired 1,000 Shares pursuant to the Company’s Employee Stock Purchase Plan at a price of $0.7225 per Share.
     On April 30, 2008, Joseph J. Buggy acquired 1,000 Shares pursuant to the Company’s Employee Stock Purchase Plan at a price of $0.7225 per Share.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Except as set forth in this Statement, the Company is not undertaking or engaged in negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.
ITEM 8. ADDITIONAL INFORMATION
     Not applicable.
ITEM 9. EXHIBITS

Exhibit No.	Description
(a)(1)	Press Release issued by Pharmacyclics, Inc. on May 14, 2008.

(e)(1)	Excerpts from the Pharmacyclics, Inc. Proxy Statement filed with the SEC on Schedule 14A on October 24, 2007 (incorporated by reference to Annex A).

(e)(2)	Excerpts from the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO of RWD Acquisition I LLC (File No. 005-46749) filed with the SEC on May 1, 2008 (incorporated by reference to Annex B).

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMACYCLICS, INC.

By: Name:	/s/ Richard A. Miller Richard A. Miller
Title:	President and Chief Executive Officer
Date: May 14, 2008

Exhibit Index

Exhibit No.	Description
(a)(1)	Press Release issued by Pharmacyclics, Inc. on May 14, 2008.

(e)(1)	Excerpts from the Pharmacyclics, Inc. Proxy Statement filed with the SEC on Schedule 14A on October 24, 2007 (incorporated by reference to Annex A).

(e)(2)	Excerpts from the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO of RWD Acquisition I LLC (File No. 005-46749) filed with the SEC on May 1, 2008 (incorporated by reference to Annex B).

(g)	Not applicable.

Annex A
ELECTION OF DIRECTORS
At the Annual Meeting, a Board of Directors consisting of six (6) members will be elected to serve until the Company’s next Annual Meeting or until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal. The independent members of the Board have selected six (6) nominees, all of whom are current directors of the Company. Each person nominated for election has agreed to serve if elected, and the Company has no reason to believe that any nominee will be unavailable to serve. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them IN FAVOR OF each of the nominees named below. The six (6) candidates receiving the highest number of affirmative votes of all of the Votes Cast at the Annual Meeting will be elected. If any nominee is unable to or declines to serve as a director, the Proxies may be voted for a substitute nominee designated by the Nominating and Corporate Governance Committee. As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a director.
The Board has determined that all of the director nominees, other than Dr. Miller, are “independent” as that term is defined in the Nasdaq Marketplace Rules. Dr. Miller is not considered independent because he is an executive officer of the Company. The Board has further determined that director nominees Miles R. Gilburne and James L. Knighton, both of whom are members of the Company’s Audit Committee, satisfy the more restrictive independence requirements for Audit Committee members set forth in United States securities laws. See “Board Meeting, Independence and Committees” below for further discussion of these independence determinations.
Vote Required and Board Recommendation
The six (6) nominees receiving the highest number of affirmative votes of the shares present in person or represented by Proxy and entitled to vote at the Annual Meeting shall be elected as directors of the Company.
The Board recommends that stockholders vote IN FAVOR OF the election of each of the following nominees to serve as directors of the Company.
Information with Respect to Director Nominees
Set forth below is information regarding the nominees.

			Director
Name	Age	Position(s) with the Company	Since
Robert W. Duggan	63	Director	2007
Miles R. Gilburne	56	Director	2000
James L. Knighton	53	Director	2006
Richard M. Levy, Ph.D.	69	Director	2000
Richard A. Miller, M.D.	56	Director, President and Chief Executive Officer	1991
Christine A. White, M.D.	55	Director	2006
Business Experience of Director Nominees
Mr. Duggan has been a member of our Board of Directors since September 2007. Mr. Duggan served as Chairman of the Board of Directors of Computer Motion, Inc., a computerized surgical systems company, from 1990 to 2003 and Chief Executive Officer from 1997. Computer Motion was acquired by Intuitive Surgical, Inc. in 2003. Mr. Duggan is the Founder of the investment firm Robert W. Duggan & Associates. Mr. Duggan has been a private venture investor for more than 30 years and has participated as a director of, investor in and advisor to numerous small and large businesses in the medical equipment, computer local and wide area network, PC hardware and software distribution, digital encryption, consumer retail goods and outdoor media communication industries. Mr. Duggan has also assisted in corporate planning, capital formation and management for his various investments. He received the Congressman’s Medal of Merit and in 2000 he was named a Knight of the Legion of Honor by President Jacques Chirac. Mr. Duggan is currently also a director of Intuitive Surgical, Inc. He is a member of the University of California at Santa Barbara Foundation Board of Trustees.

Mr. Gilburne was elected as a Director of the company in March 2000. Mr. Gilburne has been a managing member of ZG Ventures, a venture capital and investment company, since 2000. From February 1995 through December 1999, he was Senior Vice President, Corporate Development for America Online, Inc., an internet services company. He joined the board of directors of America Online in the fall of 1999 and subsequently served as a member of the board of directors of Time Warner Inc. until stepping down in May 2006. Prior to joining America On line, Mr. Gilburne was a founding partner of The Cole Gilburne Fund, an early stage venture capital fund focused on information and communications technology and a founding partner of technology and media law firms in both San Francisco and Los Angeles. Mr. Gilburne is currently a member of the board of directors of SRA International, Inc., a government services company and Maui Land & Pineapple, real estate and agriculture company. Mr. Gilburne is also a founding investor and member of the board of several privately held companies, including Revolution Health Group, a company focused on various aspects of consumer driven healthcare and ePals, a global community of online learners. Mr. Gilburne received an A.B. degree from Princeton University and a J.D. from Harvard Law School.
Mr. Knighton was elected as a Director of the company in August 2006. Mr. Knighton has served as President and co-founder of AvidBiotics Corporation, a private biotechnology company since April 2005. Mr. Knighton served as President/Chief Operating Officer and Chief Financial Officer of Caliper Life Sciences, Inc. from July 2003 to March 2004. Mr. Knighton originally joined Caliper in September 1999 as Vice President and Chief Financial Officer, was promoted to Executive Vice President in April 2001 and to President and Chief Financial Officer in July 2002. From October 1998 to September 1999, Mr. Knighton served as Senior Vice President and Chief Financial Officer of SUGEN, Inc., a biotechnology company acquired by Pharmacia. From July 1997 to October 1998, Mr. Knighton served as Vice President of Investor Relations and Corporate Communications at Chiron Corporation, a biotechnology company. Mr. Knighton holds a B.S. in Biology from the University of Notre Dame, an M.S. in Genetics from the University of Pennsylvania and a M.B.A. from the Wharton School at the University of Pennsylvania.
Dr. Levy was elected as a Director of the company in June 2000. Dr. Levy retired in February 2006 from his position as President and Chief Executive Officer of Varian Medical Systems, Inc., a medical equipment company. Dr. Levy remains Chairman of the Board of Directors of Varian Medical Systems, a position he has held since February 2003. He served as President and Chief Executive Officer and a director of Varian Medical Systems, Inc., since April 1999, and as Executive Vice President of Varian Associates, Inc., the predecessor company from which Varian Medical Systems, Inc. was spun out, since 1992. Dr. Levy also serves on the Board of Directors of Sutter Health, a not-for-profit multi-provider integrated health care delivery system. Dr. Levy holds a B.A. degree from Dartmouth College and a Ph.D. in nuclear chemistry from the University of California at Berkeley.
Dr. Miller has served as President, Chief Executive Officer and a Director since he co-founded the Company in April 1991. Dr. Miller was a co-founder of IDEC Pharmaceuticals Corporation and from 1984 to February 1992 served as Vice President and a director. Dr. Miller also is a Clinical Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D. from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.
Dr. White was elected as a Director of the company in August 2006. Dr. White retired in June 2005 from her position as Senior Vice President, Global Medical Affairs of Biogen Idec Inc., a biopharmaceutical company, a position held since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003. She joined IDEC Pharmaceuticals in June 1996 and served as Senior Director, Oncology and Hematology Clinical Development until June 2000 when she was appointed Vice President, Oncology and Hematology Clinical Development. In May 2001, she was appointed Vice President, Medical Affairs. From 1994 to June 1996, Dr. White was Director, Clinical Oncology Research at the Sidney Kimmel Cancer Center in San Diego. From 1984 to 1994, Dr. White held various positions at Scripps Memorial Hospitals, San Diego County, most recently as Chair, Department of Medicine. Dr. White is also a director of Arena Pharmaceuticals, Inc., a biopharmaceutical company and Apoptos, Inc., a private biotechnology company. Dr. White holds a B.A. degree in Biology and M.D. degree, both from the University of Chicago.
There are no family relationships among executive officers or directors of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT
The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of September 30, 2007, by: (i) each stockholder who, based on publicly available records, is known by the Company to own beneficially more than five percent (5%) of the Company’s Common Stock; (ii) each current director; (iii) each executive officer named in the “Summary Compensation Table” below (the “Named Executive Officers”); and (iv) all directors and executive officers of the Company as a group. The address for each director and executive officer listed in the table below is c/o: Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.

	Beneficial Ownership (1)
		Shares Issuable
		Pursuant to
	Outstanding	Options Vested and
	Shares of	Exercisable Within	Percent of Total
	Common	60 Days of	Shares
Name	Stock	September 30, 2007	Outstanding
Primecap Management Company (2)	2,147,200	—	7.6%
Robert W. Duggan (3)	4,465,149	—	14.7%
Richard A. Miller, M.D. (4)	326,798	915,750	4.6%
Miles R. Gilburne	140,000	103,139	*
James L. Knighton	—	26,724	*
Richard M. Levy, Ph.D. (5)	1,000	74,854	*
William R. Rohn	—	98,806	*
Christine A. White, M.D.	—	13,750	*
Leiv Lea (6)	18,893	408,381	1.6%
David J. Loury, Ph.D.	—	36,875	*
See-Chun Phan, M.D. (7)	151	198,332	*
Markus F. Renschler, M.D.	1,394	305,561	1.2%
All current executive officers and directors as a group (12 persons)	4,974,234	2,011,905	21.2%

*	Less then 1%

1.	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options which are vested and exercisable within sixty (60) days of the September 30, 2007 date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holders. The percentages of beneficial ownership are based on 25,968,189 shares of Common Stock outstanding as of September 30, 2007, adjusted as required by rules promulgated by the Commission. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

2.	Derived from information from a Form 13F filed for the quarter ended June 30, 2007. The address for Primecap Management Company is 225 South Lake Ave, STE 400, Pasadena CA 91101.

3.	Mr. Duggan disclaims beneficial ownership of 536,760 shares held in managed accounts except to the extent of his pecuniary interest in those shares.

4.	Includes 13,334, 13,334 and 300,130 shares held in trust for a son, a son, and the Miller-Horning Trust, respectively.

5.	Includes 1,000 shares held in trust for The Levy Family Revocable Trust dated 05/01/85.

6.	Includes 4,893 shares held by Deborah K. Karlson as custodian for daughter.

7.	Dr. Phan’s employment was terminated in July 2007.

EXECUTIVE COMPENSATION
Compensation Objectives
The Compensation Committee’s overall policy as to executive compensation is to ensure that an appropriate relationship exists between the total compensation package established for each executive officer and the creation of stockholder value, while at the same time assuring that compensation is sufficiently competitive to motivate and retain key executives. We compensate our executive officers through a combination of base salary, discretionary cash bonuses and equity compensation in the form of stock options. Our overall compensation packages are structured so that an executive officer receives a significant part of their potential compensation through stock options whose potential value is directly related to the performance of our common stock. We do not have any formal Pharmacyclics stock ownership guidelines for our executive officers or Board of Directors, although we believe our Employee Stock Purchase Plan and 2004 Equity Incentive Award Plan encourage stock ownership.
Determination of Compensation
Our Compensation Committee, which is composed entirely of Independent outside directors, is responsible for setting and administering the policies which govern all the compensation programs of Pharmacyclics. Regarding most compensation matters, including executive officer and director compensation, our Chief Executive Officer provides recommendations, excluding himself, to the Compensation Committee. The Compensation Committee does not delegate any functions to others in setting compensation. We do not currently engage any consultant related to executive and/or director compensation matters, although we may choose to do so in the future.
Since the Company is in the development stage, the use of traditional performance standards (such as profit levels and return on equity) are not appropriate in evaluating the performance of the executive officers. In particular, the unique nature of the biotechnology industry, specifically the absence of revenues and the fact that the Company’s stock performance is often more a consequence of larger market forces than of actual Company achievements, makes it difficult to tie performance objectives to standard financial considerations. The Company has not established specific compensation targets or used a specific formula to set the Company’s executive compensation based on survey data, or benchmarked its executives’ compensation against a particular set of comparable companies. The establishment of executive compensation has been highly subjective and has been based primarily upon the extensive company experience of the members of the Compensation Committee, which evaluates other indications of performance such as research progress, clinical development results, company financing activity and business development results.
Elements of Executive Compensation
Annual executive officer compensation consists of the following elements which are described in more detail below:
•	Base salary

•	Incentive cash bonuses

•	Equity awards in the form of stock options

•	Other generally available benefit programs
Base Salary. The base salary for executive officers is set to be commensurate with their professional status, experience and accomplishments and the scope of their responsibilities as compared to the responsibilities of executive management in other companies of similar size and stage of development. The Compensation Committee reviews base salary levels on an annual basis. In setting base salaries for executive officers, the Compensation Committee reviewed compensation data on biotechnology companies of similar size and of comparable product development stage as published in the Radford Biotechnology Survey; historical adjustments in executive base pay; and internal equity in base pay among the executive officers. As described above, there is no specific benchmark target for purposes of establishing base salary levels, and the Compensation Committee reviewed the Radford survey data only as a means to provide a general context for executive compensation levels. Based on their review, the Compensation Committee did not change the level of base pay for executive officers in fiscal 2007.

Incentive Cash Bonuses. Beginning in fiscal 2005, all executive officers were eligible for annual performance bonuses. At the beginning of fiscal 2007, the Compensation Committee established a list of specific corporate and individual goals as well as specific bonus amounts tied to each goal. For fiscal 2007, the bonus targets were divided into three categories: 1) clinical development, 2) corporate development, and 3) individual goals. Bonus targets were payable in an aggregate amount of up to 30% of an executive’s base salary with 21% associated with clinical development, 3% with corporate development and 6% with individual goals. The Compensation Committee retained the discretion to increase, reduce or eliminate the bonus that might otherwise be payable to any individual based on actual performance as compared to the pre-established goals. The Compensation Committee did not approve the payment of any cash bonuses to executive officers for fiscal 2007. Currently, the Compensation Committee has not yet established an executive bonus plan for fiscal 2008.
Equity Awards
As discussed above, the Company believes that long-term incentive compensation consisting of equity awards are a critical component of a competitive compensation package in the biotechnology industry. This is particularly true given the long development periods associated with developing new pharmaceutical drugs and the competition for executive talent from the large number of biotechnology companies located in the San Francisco Bay Area. The Company also believes that equity awards effectively reward employees for Company success over time and encourage retention of executive officers by the Company.
The Company’s 2004 Equity Incentive Award Plan allows for the grant of stock options, restricted stock units and stock appreciation rights. To date, the Company has only granted its executive officers “incentive stock options” within the meaning of the Internal Revenue Code and non-qualified stock options. We selected this form of equity awards because stock options provide a straight-forward long-term incentive for our executive officers, provide a competitive form of equity awards because they are awarded to employees of other companies in our industry and result in less immediate dilution of existing stockholders’ interest.
Award Criteria
As described above, the Company does not have specific benchmark targets for purposes of determining the level of equity awards to executives. Generally, the Compensation Committee grants options at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual’s current position with the Company, on its perception of the executive’s ability to affect future stockholder value the executive’s outstanding options and competitive conditions in the market for highly-qualified executives who typically command compensation packages which include significant equity incentive. In setting the amount of option grants for individual executive officers, the Compensation Committee also takes into account the number of expiring options, underwater options, and in-the-money options held by individual executive officers.
Exercise Price
The Company believes that stock options priced at the fair market value of the Company’s stock strongly align the interests of its Executive Officers with long-term Company performance and stockholder interests. Therefore, the Company has priced all of its stock option grants with exercise prices equal to the closing price of the Company’s stock on the date of grant, which is how the 2004 Plan defines fair market value.
Timing of Equity Awards to Named Executive Officers
The Compensation Committee’s general practice is to review Named Executive Officer performance and to set annual compensation for the Named Executive Officers once a year, near the end of the Company’s fiscal year. Historically, equity awards to the Named Executive Officers have generally been approved in connection with these annual reviews with awards granted in May or June for fiscal years 2004 through 2006. In fiscal 2007, the Compensation Committee determined that it was important for employee retention purposes, following the February 2007 refuse to file letter from the FDA, to grant options in March 2007 to all employees, including Named Executive Officers. The Compensation Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcements. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates.

Other Compensation
Medical, Life and Disability Insurance. The Named Executive Officers participate in a variety of health, welfare and paid time-off benefits designed to enable the Company to attract and retain its workforce in a competitive marketplace.
As a result, the Company provides to each Named Executive Officer such health, welfare and paid time-off benefits as are provided to the Company’s other employees.
401(k) Plan. We maintain a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. In fiscal 2007, the Company matched 50% of all participant contributions up to a maximum of $1,500 per employee.
Tax Considerations
Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the corporation’s executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance-based compensation to be paid to the Company’s executive officers for the 2006 fiscal year did not exceed the $1 million limit per officer, nor is it expected that the non-performance-based compensation to be paid to the Company’s executive officers for fiscal 2006 will exceed that limit. The 2004 Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of options granted under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation, which will not be subject to the $1 million limitation. Because it is very unlikely that the cash compensation payable to any of the Company’s executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to the Company’s executive officers. The Compensation Committee will reconsider this decision should the individual compensation of any executive officer approach the $1 million level.
Severance and Change in Control Arrangements
We do not currently have employment agreements with any of our Named Executive Officers. The Company’s 2004 Plan provides that 50% of all unvested options shall become fully vested upon a change in control of the Company. The plan further provides that if the employee’s employment is terminated within twelve (12) months of a change in control, the remaining balance of unvested options shall become fully vested. The Company has entered into agreements with each of Dr. Miller, Mr. Inouye, Dr. Renschler and Mr. Lea that provide for certain payments and accelerated vesting of the shares of Common Stock subject to the outstanding options held by each officer in the event of certain changes in control of the Company or a subsequent termination of employment. The types of changes in control causing payments to be made and accelerated stock vesting to occur consist of certain mergers or consolidations; the sale, transfer or other disposition of all or substantially all of the Company’s assets; and hostile take-overs. In the event of such officer’s involuntary termination within thirty-six (36) months following the change in control, the officer will be entitled to receive severance payments for a period of twelve (12) months in an aggregate amount equal to the officer’s base salary at the time of termination plus the bonus paid to the officer in the fiscal year preceding the year of termination. The payments will be made in installments over the twelve (12) month period unless the officer elects to receive a lump-sum payment equal to the present value of the installment payments. In addition, in the event of a change in control, all outstanding options held by the officer that would fully vest or become fully exercisable at least eighteen (18) months after the change in control will accelerate as follows: 50% of the unvested or unexercisable portion immediately upon the change in control; 25% of the portion unexercisable or unvested at the time of the change in control one (1) year after the change in control (if the officer is then still employed by the Company or its successor); and 25% of the portion unexercisable or unvested at the time of the change in control eighteen (18) months after a change in control (if the officer is then still employed by the Company or its successor). All options held by the officer at the time of a change in control that otherwise become fully exercisable or fully vest within eighteen (18) months following the change in control will become exercisable and vest in accordance with the following schedule: 50% of the previously unexercisable or unvested portion immediately upon the change in control; the remaining portion will continue to become exercisable and vest in accordance with the exercise/vesting schedule applicable to those options at the time of the change in control. Similarly, any repurchase rights exercisable by the Company with respect to shares of Common Stock held by the officer will lapse depending upon when the repurchase rights would have otherwise lapsed. In the event of the officer’s involuntary termination during the eighteen (18) month period after the change in control, all previously unexercisable options (including options that did not accelerate at the time of the change in control) will become immediately exercisable and the repurchase rights will lapse as to all shares then held by the officer. The change-of-control and severance-related provisions in the Company’s 2004 Plan and the individual severance agreements with Dr. Miller, Mr. Inouye, Dr. Renschler and Mr. Lea are intended to retain and motivate employees and allow the Company to remain competitive with companies with whom we may compete for talent.
Summary Compensation Table
The following table summarizes the compensation awarded to, earned by, or paid to each Named Executive Officer for the fiscal year ended June 30, 2007:

					Non-Equity
Name and				Option	Incentive Plan	All Other
Principal	Fiscal	Salary	Bonus	Awards	Compensation	Compensation
Position	Year	($)(1)	($)	($)(2)	($)(3)	($)(4)	Total ($)
Richard A. Miller,	2007	$438,973	$—	$655,197	$—	$1,500	$1,095,670
M.D. President and Chief Executive Officer

Markus F. Renschler,	2007	283,980	—	210,227	—	1,500	495,707
M.D.Senior Vice President, Oncology Clinical Development

Leiv Lea	2007	257,584	—	266,482	—	1,500	522,566
Vice President, Finance and Administration and Chief Financial Officer and Secretary

David Loury,	2007	210,000	—	55,113	—	1,500	266,613
Ph.D. Vice President, Preclinical Sciences

See-Chun Phan,	2007	228,994	—	196,689	—	1,500	427,182
M.D. (5) Vice President, Clinical Development

(1)	Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under the Company’s 401(k) plan.

(2)	The Company’s share-based compensation program includes incentive and non-statutory stock options. Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2007, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Share-Based Payment, and include amounts attributable to awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are disclosed in Note 1 to the Company’s Financial Statements for the fiscal year ended June 30, 2007 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2007. However, as required, amounts exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)	The Company does not have any qualified or non-qualified benefit plans.

(4)	Consists of the Company’s matching contribution under its 401(k) plan.

(5)	Dr. Phan’s employment was terminated in July 2007.
Under the 2004 Plan, the Plan Administrator has the authority to accelerate outstanding options in the event of certain changes in control of the Company (as defined in the 2004 Plan).
Grants of Plan-Based Awards in 2007
The following table provides information concerning each grant of an award of stock options made to each Named Executive Officer for the year ended June 30, 2007. All grants listed below were awarded under the 2004 Plan. The Company does not have any estimated future payouts under any equity or non-equity incentive plan awards.

		All Other
		Option
		Awards:
		Number of	Exercise or
		Securities	Base Price of	Full Grant
		Underlying	Option	Date Fair
Name	Grant Date	Options (1)	Awards ($)(2)	Value ($)(3)
Richard A. Miller, M.D.	3/13/2007	210,000	$2.76	$348,075
Markus F. Renschler, Ph.D.	3/13/2007	65,000	2.76	107,738
Leiv Lea	3/13/2007	110,000	2.76	182,325
David Loury, Ph.D.	3/13/2007	75,000	2.76	124,313
See-Chun Phan, M.D.	3/13/2007	35,000	2.76	58,013

1.	Consists of options that vest in forty-eight (48) equal monthly installments beginning on the date of grant.

2.	Options are granted at an exercise price equal to the closing market price per share on the day of grant, in accordance with the definition of fair market value in the Company’s 2004 Plan.

3.	Represents fair value of the option as calculated pursuant to FAS 123R, excluding the impact of estimated forfeitures related to service-based vesting conditions.

Outstanding Equity Awards at 2007 Fiscal Year-End
The following table provides information on the current holdings of stock option by the named executives. Each option grant is shown separately for each named executive. The vesting schedule for each option grant is shown following this table.

	Option Awards
			Number of
	Number of		Securities
	Securities		Underlying
	Underlying		Unexercised
	Unexercised		Options ($)	Option	Option
	Options ($)		Un-	Exercise	Expiration
Name	Exercisable		exercisable	Price ($)	Date (1)
Richard A. Miller, M.D.	62,000	(2)	—	27.00	04/17/08
	55,000	(3)	—	17.63	03/18/09
	75,000	(14)	—	58.06	06/06/10
	114,000	(5)	—	27.51	05/25/11
	120,000	(6)	—	7.39	02/05/12
	84,000	(6)	—	4.25	06/12/12
	80,000	(6)	—	5.25	10/06/13
	40,000	(6)	—	7.10	12/11/13
	53,375	(6)	7,625	11.21	06/08/14
	160,263	(6)	14,737	7.76	06/03/15
	225,963	(6)	24,037	4.16	05/23/16
	196,875	(6)	13,125	2.76	03/13/17

Markus F. Renschler, M.D.	25,000	(11)	—	27.000	04/17/08
	25,000	(12)	—	17.625	03/18/09
	15,000	(14)	—	58.063	06/06/10
	46,000	(13)	—	27.510	05/25/11
	50,000	(6)	—	7.390	02/05/12
	16,667	(6)	—	4.250	06/12/12
	36,333	(6)	—	4.470	06/02/13
	24,545	(6)	455	11.210	06/08/14
	18,750	(6)	11,250	7.760	06/03/15
	72,678	(6)	37,322	4.160	05/23/16
	44,687	(6)	20,313	2.760	03/13/17

Leiv Lea	50,000	(7)	—	24.25	12/17/07
	10,000	(4)	—	19.75	07/08/08
	20,000	(8)	—	17.63	03/18/09
	20,000	(4)	—	58.06	06/06/10
	50,000	(9)	—	27.51	05/25/11
	40,000	(6)	—	7.39	02/05/12
	40,000	(6)	—	4.25	06/12/12
	55,000	(6)	—	4.47	06/02/13
	28,219	(6)	4,031	11.21	06/08/14
	45,437	(6)	14,563	7.76	06/03/15
	88,498	(6)	21,502	4.16	05/23/16
	84,225	(6)	25,775	2.76	03/13/17

David Loury, M.D.	48,000	(10)	17,000	4.160	05/23/16
	22,212	(6)	52,788	2.760	03/13/17

	Option Awards
			Number of
	Number of		Securities
	Securities		Underlying
	Underlying		Unexercised
	Unexercised		Options ($)	Option	Option
	Options ($)		Un-	Exercise	Expiration
Name	Exercisable		exercisable	Price ($)	Date (1)
See-Chun Phan, M.D.	15,000	(7)	—	19.750	07/08/08
	5,000	(4)	—	23.750	06/15/09
	15,000	(15)	—	58.063	06/06/10
	15,000	(16)	—	27.510	05/25/11
	20,000	(6)	—	7.390	02/05/12
	8,000	(6)	—	4.250	06/12/12
	60,000	(6)	—	4.470	06/02/13
	28,345	(6)	3,905	11.210	06/08/14
	19,005	(6)	10,995	7.760	06/03/15
	45,666	(6)	24,334	4.160	05/23/16
	24,062	(6)	10,938	2.760	03/13/17

1.	Options expire ten (10) years from the date of grant

2.	10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on January 1, 1999; 22,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 30,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months.

3.	20,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on July 1, 2000; 14,664 option shares vest in equal and successive monthly installments over each of the next six (6) months; 20,336 option shares vest in equal and successive monthly installments over each of the next six (6) months.

4.	Each of the options vest in sixty (60) equal installments beginning on the date of grant.

5.	24,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; 90,000 option shares vest in equal and successive monthly installments over each of the next thirty-six (36).

6.	Each of the options vest in forty-eight (48) equal installments beginning on the date of grant.

7.	20% of the shares subject to the option vest on the one (1) year anniversary of the date of grant and the remaining shares subject to the option vest in a series of 48 equal and successive monthly installments thereafter.

8.	9,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments beginning on July 1, 1999; 11,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months.

9.	10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; 13,400 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 26,600 option shares vest in equal and successive monthly installments over each of the next twenty-four (24) months.

10.	25% of the shares subject to the option vest on the one (1) year anniversary of the date of grant and the remaining shares subject to the option vest in a series of 36 equal and successive monthly installments thereafter.

11.	3,334 option shares vest in a series of eight (8) equal and successive monthly installments beginning on the date of grant; 10,000 option shares vest in equal and successive monthly installments over each of the next twenty-four (24) months; 4,260 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 7,406 option shares vest in equal and successive monthly installments over each of the next sixteen (16) months.

12.	4,000 option shares vest in a series of twelve (12) equal and successive monthly installments beginning on July 1, 2000; and the balance of 21,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments thereafter.

13.	10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; and the balance of 36,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments thereafter.

14.	Each of the options vest in sixty (60) equal installments beginning July 1, 2000.

15.	Each of the options vest in sixty (60) equal installments beginning May 1, 2000.

16.	Each of the options vest in sixty (60) equal installments beginning July 6, 2001.

Potential Payments Upon Termination or Change in Control
The following table provides potential payments that may be made to each Named Executive Officer upon a change of control as defined and pursuant to individual agreements. The amounts shown in the table below assume that the executive was terminated on June 30, 2007 and that the effective date of the change of control was June 30, 2007, and do not include amounts in which the Named Executive Officer had already vested as of June 30, 2007. The amounts shown below are hypothetical payments calculated using the assumptions required under applicable regulations, and do not represent actual payments to any Named Executive Officer. The actual compensation to be paid can only be determined at the time of a Named Executive Officer’s termination of employment or upon a change of control, as applicable. In the table below, “N/A” indicates that there is no applicable payment.

			After Change
		Before Change of	of Control:
		Control:	Termination
		Termination w/o	w/o Cause or
		Cause or for Good	for Good
Name	Benefit	Reason	Reason
Richard A. Miller, M.D.	Severance payments	N/A	$438,975	(1)
	Bonus payments	N/A	—
	Health benefits	N/A	12,569
	Equity acceleration	N/A	—	(2)

Markus F. Renschler, M.D.	Severance payments	N/A	283,980	(1)
	Bonus payments	N/A	—
	Health benefits	N/A	19,809
	Equity acceleration	N/A	—	(2)

Leiv Lea	Severance payments	N/A	257,594	(1)
	Bonus payments	N/A	—
	Health benefits	N/A	19,809
	Equity acceleration	N/A	—	(2)

(1)	In the event of the Named Executive Officer’s involuntary termination within thirty-six (36) months following the change in control, the Named Executive Officer will be entitled to receive severance payments for a period of twelve (12) months in an aggregate amount equal to the Named Executive Officer’s base salary at the time of termination plus the bonus paid to the officer in the fiscal year preceding the year of termination. The payments will be made in installments over the twelve (12) month period unless the Named Executive Officer elects to receive a lump-sum payment equal to the present value of the installment payments.

(2)	The closing price of the Company’s common stock was $2.72 on June 29, 2007, the last trading day in fiscal 2007. The exercise prices of all stock options held by the Named Executive Officers as of that date were above $2.72. Accordingly, the Named Executive Officers would not receive any benefits from the acceleration of stock options vesting as provided in their change in control agreements.
2007 Stock Option Exercises
None of our Named Executive Officers exercised any of his stock options in fiscal 2007 and as a result, there was no value realized.
DIRECTOR COMPENSATION
Cash Compensation
During the fiscal year ended June 30, 2007, the Company’s non-employee directors received an annual retainer of $15,000 and a payment of $1,000 for attending each meeting of the Board or a committee of the Board. Committee chairmen receive an additional $1,000 per Committee meeting attended. Board members are paid quarterly and may elect to receive their compensation in the form of non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

Equity Compensation
Each non-employee Director receives an automatic option grant to purchase 10,000 shares on the day they become a member of the Board with an exercise price of one hundred (100%) of the fair market value on the date of grant (“Initial Option”). Each non-employee Director of the Company receives an annual automatic grant on the day of the Company’s Annual Meeting of a non-qualified stock option to purchase 7,500 shares with an exercise price of one hundred (100%) of the fair market value on the date of grant (“Annual Replenishment Option”), providing that the Director has served as a Director for at least the six (6) months prior to the Annual Meeting.
All Director option grants are nonstatutory stock options subject to the terms and conditions of the 2004 Plan. Each Initial Option vests at the rate of 1/50th per month over sixty (60) months from the date of grant of the Initial Option, and each Annual Replenishment Option vests at the rate of 1/12th per month over twelve (12) months from the date of grant of the Annual Replenishment Option. Furthermore, Initial Options and Annual Replenishment Options vest only during the optionholder’s service as a Board member; provided however, that the Compensation Committee has the power to accelerate the time during which an option granted to a Director may vest.
Initial Options and Annual Replenishment Options terminate upon the earlier of (i) ten (10) years after the date of grant or (ii) thirty-six (36) months after the date of termination of the optionholder’s service as a Board member.
During the fiscal year ended June 30, 2007, Annual Replenishment Options to acquire 7,500 shares of common stock at an exercise price of $5.53 per share were granted to Mr. Gilburne, Dr. Levy and Mr. Rohn. In connection with their appointments as Directors on August 8, 2006, Mr. Knighton and Dr. White received Initial Options to acquire 10,000 shares of common stock at an exercise price of $4.13 per share.
The following table sets forth the compensation earned or awarded to the Company’s non-employee directors during the fiscal year ended June 30, 2007.

	Fees Earned or
	Paid in Cash	Option Awards	Total
Name	($)(1)	(S)(2)	($)
Miles R. Gilburne	$26,000	$84,351	$84,351
Loretta M. Itri, M.D. (3)	10,500	31,413	38,913
James L. Knighton	28,000	43,463	43,463
Richard M. Levy, Ph.D.	25,000	60,302	70,302
William R. Rohn	24,000	80,808	80,808
Craig C. Taylor (3)	13,500	18,912	32,412
Christine A. White, M.D.	26,000	22,436	35,436

(1)	See the section entitled “Director Compensation — Cash Compensation”, above, for a description of the cash compensation program for the Company’s non-employee directors during the fiscal year ended June 30, 2007. Amounts earned in one year and paid in the following year are, for purposes on this table only, accounted for in the year earned. Includes fees with respect to which directors elected to receive option shares in lieu of such fees. The following directors received option shares in the amounts set forth below in lieu of the fees set forth below (includes fees forgone earned in the fourth quarter of fiscal 2007 where the related options were granted the first day of fiscal 2008):

		Option Shares
		Received in Lieu Of
Name	Fees Forgone	Cash
Miles R. Gilburne	$26,000	22,451
Loretta M. Itri, M.D.	3,000	1,845
James L. Knighton	28,000	24,724
Richard M. Levy, Ph.D.	15,000	13,114
William R. Rohn	24,000	21,226
Craig C. Taylor	—	—
Christine A. White, M.D.	13,000	11,750

(2)	Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2007, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Share-Based Payment, and include amounts attributable to awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are disclosed in Note 1 to the Company’s Financial Statements for the fiscal year ended June 30, 2007 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2007. However, as required, amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. See the section entitled “Director Compensation — Equity Compensation”, above, for a description of the Company’s cash compensation policy for non-employee directors and the specific terms of the stock options granted to the Company’s non-employee directors during the fiscal year ended June 30, 2007. The grant date fair value of option awards granted in fiscal year 2007 is as follows:

		Grant Date Fair
Name	Grant Date	Value
Miles R. Gilburne	07/03/06	$15,054
	10/02/06	10,184
	12/08/06	24,514
	01/03/07	13,721
	04/02/07	12,724

		76,197

Loretta M. Itri, M.D.	07/03/06	$5,827
	10/02/06	3,542
	01/03/07	1,769

		11,138

James L. Knighton	08/08/06	$27,707
	10/02/06	10,184
	01/03/07	13,721
	04/02/07	14,608

		66,220

Richard M. Levy, Ph.D.	07/03/06	$7,285
	10/02/06	6,642
	12/08/06	24,515
	01/03/07	6,639
	04/02/07	7,068

		72,654

William R. Rohn	07/03/06	$15,054
	10/02/06	8,413
	12/08/06	24,514
	01/03/07	11,949
	04/02/07	12,724

		72,654

Christine A. White, M.D.	08/08/06	$27,707
	10/02/06	4,206
	01/03/07	5,976
	04/02/07	7,305

		45,194
The aggregate number of stock options outstanding as of June 30, 2007 is as follows: 97,231 shares for Mr. Gilburne, 49,442 shares for Dr. Itri, 27,054 shares for Mr. Knighton, 71,218 shares for Dr. Levy, 92,898 shares for Mr. Rohn, 50,000 shares for Mr. Taylor, and 17,915 shares for Dr. White. There were no options that were repriced or otherwise materially modified during fiscal year 2007. There were no option forfeitures.

(3)	Dr. Itri and Mr. Taylor did not stand for re-election at the Company’s 2006 Annual Meeting.

Securities Authorized For Issuance Under Equity Compensation Plans
The table below shows, as of June 30, 2007, information for all equity compensation plans previously approved by stockholders and for all compensation plans not previously approved by stockholders
Equity Compensation Plan Information
as of June 30, 2007

Number of
	securities to be		Number of securities
	issued upon		remaining available for
	exercise of	Weighted-average	future issuance under
	outstanding	exercise price of	equity compensation
	options,	outstanding	plans (excluding
	warrants and	options, warrants	securities reflected in
	rights	and rights	column (a))
Plan Category	(a)	(b)	(c)(1)
Equity compensation plans approved by security holders (2)	5,589,114	$10.98	893,420
Equity compensation plans not approved by security holders		—	—

Total	5,589,114	$10.98	893,420

1.	Includes approximately 260,807 shares issuable under the Company’s Employee Stock Purchase Plan.

2.	Includes our:
•	2004 Equity Incentive Award Plan

•	1995 Stock Option Plan

•	1995 Non-Employee Director Stock Option Plan

•	Employee Stock Purchase Plan
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Indemnity Agreements
The Company’s restated certificate of incorporation and bylaws provide for indemnification of directors, officers and other agents of the Company. Each of the current directors and officers of the Company have entered into separate indemnification agreements with the Company.

Annex B
10. Past Contacts with Pharmacyclics

     Mr. Duggan began acquiring Shares in Pharmacyclics since March 2004, and became a 5% owner in November 2004 because he believed the Shares were undervalued in the marketplace. On July 30, 2007, Mr. Duggan filed a Schedule 13D with the SEC which reflected his beneficial ownership of approximately 17.0% of the outstanding Shares.

     On September 19, 2007, Pharmacyclics announced the appointment of Mr. Duggan to the Board of Directors, effective as of September 17, 2007. Mr. Duggan was also appointed to the Compensation and Nominating and Corporate Governance Committees of the Board of Directors, effective as of September 17, 2007.
11. Purpose of the Offer

     We are seeking to acquire a significant number of the Company’s outstanding Shares because of our belief that the Shares are undervalued and represent an attractive investment opportunity. Following the consummation of the Offer, we intend to review our investment in the Company on a continuing basis and potentially engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.  In particular, we intend to use all available means to encourage and to urge Pharmacyclics to pursue another trial to achieve approval of the drug MGD (f/k/a Xcytrin) and to evaluate the Company’s assets and future prospects.
13. Interest in Securities of Pharmacyclics

     Mr. Duggan, our sole member, beneficially owns a total of 4,371,379 Shares, which represents approximately 16.8% of the issued and outstanding Shares as of April 29, 2008.  As the principal of Robert W. Duggan & Associates (“RWD&A”) and pursuant to agreements RWD&A has entered into with respect to the Shares, Mr. Duggan may be deemed to beneficially own the 415,760 Shares managed by RWD&A, constituting approximately 1.6% of the Shares outstanding.  Mr. Duggan disclaims beneficial ownership of the Shares managed by RWD&A except to the extent of his pecuniary interest therein.

     On March 25, 2008, RWD&A transferred 121,000 Shares to an account no longer managed by RWD&A.
     On April 1, 2008, Mr. Duggan acquired fully-vested options to purchase 18,269 Shares pursuant to Pharmacyclic’s 2004 Equity Incentive Award Plan in lieu of payment of quarterly retainer and/or meeting fees earned for service on Pharmacyclic’s Board of Directors.

B-1